General Steel Holdings, Inc.
Kuntai International Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue
Chaoyang District, Beijing, China

                    October 15, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	General Steel Holdings, Inc.
Registration Statement on Form S-3 Amendment No. 2
Filed on:  October 6, 2009
File No. 333-161585

Ladies and Gentlemen:

This letter from General Steel Holdings, Inc. (the “Company”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated October 9, 2009, from Ms. Pamela A. Long, regarding the above-referenced Registration Statement on Form S-3 Amendment No. 2.  This letter is being delivered in connection with our filing of Amendment No. 3 to the Registration Statement on Form S-3 (the “Amendment”).

Set forth below are responses to the numbered comments.  For your convenience, each response follows the sequentially numbered comment copied from your letter of October 9, 2009.

Comment (1):

We note your revised disclosure in response to comment one of our letter dated October 1, 2009.  Please revise to clearly state that you are responsible for the disclosure in the prospectus regardless of the third party disclaimer.  Further, your disclosure appears to imply that a third party’s consent maybe required for inclusion of related information in the prospectus.  Please confirm to us that this information is publicly available and it was not sponsored or funded by you.  Please revise your prospectus disclosure to remove ambiguities regarding the need to obtain a third party’s consent.

Response (1):

In the Amendment, we have removed the third party disclaimer disclosure to eliminate any ambiguity.  We also confirm that the third party information is publicly available and it was not sponsored or funded by us.

U.S. Securities and Exchange Commission
General Steel Holdings, Inc.
October 15, 2009

Description of Debt Securities, page 17

Comment (2):

We note the revised disclosure in the fifth introductory paragraph that the summaries are “subject to and qualified in their entirety by reference to the provisions of the indenture…”  Please refer to comment two in our letter dated September 17, 2009 and revise accordingly.

Response (2):

In the Amendment, we have revised the disclosure to remove the statement in question.

Comment (3):

We note the disclosure in paragraph (10) on page 22. Please refer to comment three in our letter dated September 17, 2009 and revise accordingly. Please also revise the form of indenture accordingly.

Response (3):

In the Amendment, we have revised the disclosure and form of indenture to remove the statement and related guaranty and co-obligor concept.

Part II – Information Not Required in Prospectus

Exhibit 5.1 Legal Opinion of Burns & Levinson LLP

Comment (4):

We note the revised opinion pursuant to which counsel states that it is not admitted to practice in the State of Nevada.  Counsel may not qualify its opinion in this manner. Please have counsel revise its opinion accordingly.

Response (4):

In the Amendment, we have added a legal opinion of Dennis Brovarone, Attorney at Law, pertaining specifically to Nevada law without the qualification, and the legal opinion of Burns & Levinson LLP has been revised to remove Nevada law and the related qualification.

U.S. Securities and Exchange Commission
General Steel Holdings, Inc.
October 15, 2009

This letter responds to all comments contained in Ms. Long’s letter of October 9, 2009.  If you have any questions, please do not hesitate to contact our attorney Stephen D. Brook at (617) 345-3722 or the undersigned at +86 (10) 5879-7346.

Very truly yours,

General Steel Holdings, Inc.

By:	/s/ Zuosheng Yu
Zuosheng Yu
Chairman and Chief Executive Officer

cc:	Ms. Era Anagnosti
Mr. Andrew Schoeffler
Stephen D. Brook, Esq. (Burns & Levinson LLP)